Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Snip Project, Canada, September 26, 2023.

I, Sheila Ulansky, residing at 2185 Gisby Street, West Vancouver, BC do hereby certify that:

1)	I am a Senior Resource Geologist with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2700- 320 Granville Street, Vancouver, BC, Canada;

2)	I am a graduate of the University of Victoria, BC in 2007, I obtained a BSc in geology. In 2019 I obtained an MSc degree (geology) from Laurentian University, ON. I have practiced my profession continuously since 2007, initially in exploration geology on a variety of deposit types. Since 2012, I have worked full time as a Resource Geologist with emphasis on QA/QC, exploratory data analysis, variography, 3-D geological modelling and resource estimation. I have worked on a number of gold deposit types, including narrow vein in Orogenic systems, Carlin-style mineralization, epithermal gold mineral systems, and porphyry copper-gold systems; experience which is relevant to the Snip Project scope of work;

3)	I am a Professional Geoscientist registered with the Engineers and Geoscientists BC (EGBC) with Membership Number 36085;

4)	I have personally inspected the subject project July 27 to July 31, 2020;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the author of this report and responsible for all the sections of the report, with the exceptions of Section 13, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by Skeena Resources Ltd. to prepare a technical audit of the Snip Project. In conducting our audit a gap analysis of project technical data was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Ms. Kathi Dilworth, and other Skeena Resources personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Snip Project (Project No. 2CS042.006) or securities of Skeena Resources Ltd.; and

12)	That, at the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

West Vancouver, BC September 26, 2023	(signed) “Sheila Ulansky” Sheila Ulansky, MSc, P.Geo Senior Resource Geologist